EXHIBIT 99.2

April 2, 2025 NOVONIX Annual General Meeting NOVONIX TM

Important Notice and Disclaimers

The information contained in this presentation (the "**Presentation**") has been prepared by NOVONIX Limited (ACN 157 690 830) ("**the Company**" or "**NOVONIX**") solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited.

Not an Offer

This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the "**SEC**"), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation.

Cautionary Note Regarding Forward-Looking Statements

This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or other similar expressions. Examples of forward-looking statements in this Presentation include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production at our Riverside and planned new facilities, our ability to meet the demands, qualifications and timelines of our existing and future customers and to realize the benefits of our collaborations with customers such as LG Energy Solution, our estimates of existing and future customer offtake volumes and demand, the anticipated operating costs, pricing and other operating performance metrics of our Riverside facility, the expected economic impact of the U.S. Department of Energy Office of Manufacturing & Energy Supply Chains US$100 million grant and the US$103 million tax credit under the Qualifying Advanced Energy Project Allocation Program, our ability to obtain and benefit from additional government funding and other support, including a loan from the DOE Loan Programs Office, our plan for financing and constructing a new greenfield facility, our expectation of generating strong cash flow and margins, future growth through sales of advanced battery materials, battery testing equipment and cell development and testing services, the continued investment in, commercialization of, and potential results of our cathode synthesis technology and pilot line, the continued progress of the proposed combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, current and future customer demand, and our expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in the Risk Factors section of this Presentation and in our filings with the U.S. Securities and Exchange Commission ("SEC"), including the Company's annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Industry and Market Data

This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

Trademarks, Service Marks and Trade Names

Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company's business. "NOVONIX," the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

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Board of Directors & Advisors

Board of Directors



Admiral Robert J. Natter
Chairman &
Non-Executive Director



Tony Bellas
Deputy Chairman &
Non-Executive Director



Sharan Burrow AC
Non-Executive Director



Ron Edmonds
Executive Director



Nick A. Liveris
Non-Executive Director



Jean Oelwang
Non-Executive Director



Suresh Vaidyanathan
Non-Executive Director

Science & Technical Advisors



Dr. Jeff Dahn
Chief Scientific Advisor



Dr. Mark Obrovac
Sponsored Researcher



Andrew Liveris AO
Special Advisor



Dr Chris Burns
Special Advisor

Professional Experience

TESLA | 3M | DALHOUSIE UNIVERSITY | McKinsey & Company | ERGON ENERGY | FORESIGHT ENERGY | UNITED STATES NAVY | PHILLIPS 66 | DOW | IBM | Virgin unite | ارامكو السعودية Saudi Aramco

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Providing Revolutionary Solutions to the Battery Industry ASX: NOVONIX Investment Thesis Leading Sustainable Battery Company – NOVONIX is a U.S. based battery materials and technology leader with a lower carbon footprint. Rapidly Growing Market – The battery industry is expanding at a double-digit rate through 2035, driven by demand from EVs and energy storage systems (ESS). U.S. Government Support – Policies aim to boost domestic manufacturing, secure critical minerals, reduce reliance on China, and enhance national security fostering a localized battery supply chain. First-Mover Advantage – NOVONIX is pioneering an innovative graphitization process, securing funding, and locking in key off-take agreements with top battery manufacturers. Proprietary Technology – NOVONIX holds a strong IP portfolio for advanced graphitization processes and cutting-edge battery testing equipment, reinforcing its competitive edge. NOVONIX Riverside Facility in Chattanooga, Tennessee NOVONIX TM ASX: NVX | Nasdaq: NVX Gabelli, March 20, 2025 4

Competitive Advantage Through Synergistic Operating Structure


NOVONIX

NOVONIX ANODE MATERIALS

- Leading domestic supplier of battery-grade synthetic graphite
- Establishing first large-scale and sustainable production operation to advance North American battery supply chain
- Accelerating the clean energy transition through proprietary technology, advanced R&D and partnerships



NOVONIX CATHODE MATERIALS

- Commercializing patented, all-dry, zero-waste cathode synthesis technology
- Minimizing environmental impact while producing high performance materials
- Producing cathode samples on pilot line with total production capacity of up to 10 tpa



NOVONIX BATTERY TECHNOLOGY SOLUTIONS

- Providing industry leading Ultra-High Precision Coulometry cell testing equipment
- Offering R&D Services with in-house pilot line, cell testing, and expertise to accelerate customer development programs

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Proprietary Process Technologies Lead the Clean Energy Transformation

NOVONIX ESG Commitment

Environmental
Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries

Social
The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX's success and growth

Governance
NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value

Environmental Benefits of NOVONIX Technology

	Anode Technology	Cathode Technology
Inputs	• Clean power sources[1] • High purity input materials	• Reduced power requirements • No reagents
Process	• Proprietary furnace and process technology • Increased energy efficiency • No chemical purification	• Proprietary all-dry, zero-waste cathode synthesis technology • Simplified processing requirements and flowsheet
Outputs	• Support higher-performance lithium-ion batteries resulting in longer life • Negligible facility emissions • LCA[2] demonstrated a ~60% decrease in global warming potential	• No sodium sulfate waste • Eliminates process waste-water • Negligible facility emissions

1. Tennessee Valley Authority, 2023 Sustainability Report notes 55% of power is from carbon-free sources
2. The LCA conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential relative to conventional anode grade synthetic graphite versus Chinese product

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2024 - Foundational Year for Future Growth Anode Materials Battery Technology Solutions Offered conditional commitment for a direct loan of up to US$754 Million from the U.S. Department of Energy for a new synthetic graphite manufacturing plant in Tennessee, NOVONIX Enterprise South Selected to receive US$103M in qualifying advanced energy project tax credits from the United States government Signed a binding supply agreement with Panasonic Energy for 10,000 tonnes over 4 years Signed binding offtake agreement with Stellantis NV (“Stellantis”) for up to a target volume of 115,000 tonnes of high-performance synthetic graphite materials from 2026 through 2031 Signed binding offtake agreement with PowerCo SE (“PowerCo”) for a minimum of 32,000 tonnes of high-performance synthetic graphite materials to be supplied to PowerCo from 2027 through 2031 Joined American graphite producers in filing trade case with U.S. government over anticompetitive graphite prices on Chinese exports Entered license agreement with Harper International (2025 Announcement) Entered collaboration agreement with ICoNiChem Widnes Limited (“ICoNiChem”), focused on sustainable cathode active materials feedstock Announced strategic partnership with Voltaiq to drive efficiency and quality in the battery industry Announced electrochemical impedance spectroscopy partnership with Gamry Instruments Inc. Awarded patent for graphite/silicon alloy composite material in the Japan, Europe and United States ASX: NVX | Nasdaq: NVX 7 Completed equity raise to support the financial need for the commercial production of high-performance battery-grade synthetic graphite Negotiated agreement with Lithium Energy Limited to combine natural graphite assets and intent to take the combined business, Axon Graphite, public Received MESC Grant reimbursement of US$12.9 million for full year 2024 Quarter-end (31 December 2024) cash balance is US$42.6 million* Announced Planned Transition in the Chief Executive Officer role (2025 Announcement) When considering the second placement of the equity raise from Phillips 66 Company of US$5 million and the accepted portion of the share purchase plan portion of the equity raise of US$20.2 million, the quarter-end cash balance would have been US$67.8 million Novonix TM ASX: NVX | Nasdaq: NVX AGM, April 2, 2025 7

NOVONIX Potential Impacts by U.S. Administration Reviews

NOVONIX's plans align with the Trump Administration's EOs through localizing the battery supply chain for graphite by:

- Building manufacturing plants and creating jobs in the United States
- Increasing the United States' capacity to produce critical minerals for domestic supply chains
- Reducing import dependence on China
- Furthering national security, resilience and energy dominance

Section 301 Tariffs, AD/CVD Case	• Section 301 includes a **25% tariff on artificial graphite imported from China in 2026** to help remove unfair market distortions imposed by China's anticompetitive behaviors and size advantage in the battery materials sector • AAAMP petitioned Dept. of Commerce and **ITC to investigate China exporting natural and synthetic graphite at unfair prices and intent to impede industry growth in the US** • Preliminary determination by the International Trade Commission (ITC) that China has suppressed the establishment of the domestic graphite industry by exporting artificially cheap graphite to the United States on January 31, 2025
US Government Programs At Risk	• IRA includes a $7,500 federal consumer tax credit (Section 30D) for qualifying electric vehicles, battery components and battery materials – FEOC component for graphite sourcing delayed until January 1, 2027
NOVONIX Funding Status	• **US$100 million of grant funding by the Department of Energy (DOE)** Office of Manufacturing and Energy Supply Chains (MESC) – have drawn $12.9 million through Dec 2024 • Selected for **$103 million 48C investment tax credit for Riverside facility**, which may be monetized • Received a **$754 million conditional commitment loan though DOE LPO** • Section 45X provides a **10% production tax credit available for Enterprise South**, which is available to producers of critical minerals (measured as a percentage of total cost of production)

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Riverside at Capacity with Current Offtake Agreements Customers* Supporting Growth 6-year commitment for up to a target volume of 115,000 tonnes starting in 2026 to cell manufacturers LGES & Samsung 5-year commitment for a minimum of 32,000 tonnes starting in 2027 4-year commitment totaling 10,000 tonnes following successful qualification in 2025Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tonnes over a 10-year period Continuing discussions with other Tier 1 cell manufacturers and OEMs expected to lead to additional contracted volumes of synthetic graphite with a target of 150K+ tpa Contracted Customer Volumes1,2 200 175 0 25 50 75 100 125 150 ,000 tpa 2025 2026 2027 2028 2029 2030 2030+ Target Contracted Offtake Volumes In-discussion Customer Demand 1.Contracted volumes shown require product qualification and growth dependent on customer plans and capital availability. NVX will add production lines at facilities to generally align with contracted volumes 2.The volumes shown are management’s annual estimates of the offtakes for Stellantis, PowerCo and Panasonic, including the assumption that Panasonic contract is renewed past 2028 *Agreements require final product qualification. The Company also had a supply agreement with KORE Power to support its proposed KOREplex facility in Arizona, but, because KORE Power has cancelled the construction of the KOREplex facility, NOVONIX has eliminated any associated volumes. Novonix TM ASX: NVX | Nasdaq: NVX AGM, April 2, 2025 9

The Next Phase of Anode Materials NOVONIX Enterprise South Site Rendering NOVONIX Enterprise South is expected to reach full production capacity of 31,500 tonnes per annum (“tpa”) by the end of 2028. This facility, together with NOVONIX’s existing 20,000 tpa facility at Riverside in Chattanooga, is planned to bring the Company’s total production capacity to over 50,000 tpa by 2028. Offered Conditional Commitment for a US$754 Million Loan from the U.S. Department of Energy. NOVONIX Enterprise South is eligible for potential tax credits under the Advanced Manufacturing Production Tax Credit (Section 45X). Proposed NOVONIX Enterprise South rendering located on 182 acres in the Enterprise South Industrial Park in Chattanooga, Tennessee. The execution of the purchase and sale agreement is subject to approvals of the City of Chattanooga and Hamilton County, and the closing of the transaction will be subject to the satisfaction of certain conditions to be specified in the purchase and sale agreement. ASX: Novonix TMNVX | Nasdaq: NVX AGM, April 2, 2025 10

Cathode Technology Demonstration at Pilot Scale Overview Commercialization Plan •2021: NOVONIX began development of its patented all-dry, zero-waste cathode synthesis technology•July 2023: Commissioned pilot line with a nameplate capacity of 10 tpa to demonstrate scalability of NOVONIX’s technology Currently sampling materials to Tier 1 materials producers, cell manufacturers, and OEMs NOVONIX is committed to a phased commercialization strategy that leverages our existing expertise, strategic partnerships, and ongoing R&D to position our CAM processing technology to have a transformative impact on the lithium-ion battery sector •Build on successes to accelerate commercialization through: Aligning Technology to Global Market Trends Strategic Development Partnerships (CBMM & ICoNiChem) Technology Licensing and Joint Ventures Leverage Government Support and Potential Strategic Investment Novonix TM ASX: NVX | Nasdaq: NVX AGM, April 2, 2025 11

Key Highlights Driving Future Growth

Scaling Riverside Operations to Deliver Production Volumes	• Installing, commissioning, and start-up of equipment for commercial production capacity of 3K tpa at Riverside to support final qualification and start of production for **Panasonic Energy** in early 2026, **Stellantis** in 2026, and **PowerCo** in 2027 • Leverage Riverside engineering to progress Enterprise South plans
Securing Financing to Further Scale Operations	• Offered Conditional Commitment for a **US$754 Million Loan** from the U.S. Department of Energy for a New Synthetic Graphite Manufacturing Plant in Tennessee, NOVONIX Enterprise South • Invest alongside **US$100m MESC** grant funds to scale Riverside production • Pursuing additional U.S. Government funding opportunities • Attract additional strategic investment to continue the production build out of **Riverside** and **Enterprise South**
Continuing to Secure Tier 1 Customers	• Signed binding offtake agreements with **Stellantis, PowerCo,** and **Panasonic Energy** with target volumes for all planned capacity at Riverside • Continuing to pursue additional supply agreements to allocate capacity from future Greenfield facility, with an initial production target of 31.5K tpa
Upholding Industry Leading Efforts for Battery Materials	• Continue demonstration of high-nickel cathode materials from patented **all-dry, zero-waste synthesis process** in full-cell performance at pilot scale • Build upon **CBMM** and **ICoNiChem** partnerships to improve NOVONIX cathode technology and while pursuing partnerships to commercialize and deploy technology

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Goals for the Future of NOVONIX Scaling anode materials production capacity to 150K tpa Recognized battery technology leader Forefront of product innovation Patented, All-Dry Zero-Waste Cathode technology supported by our propriety processing Highly developed IP with leading market positions Foresee strong cash flow generation and margins NOVONIX TM ASX: NVX | Nasdaq: NVX AGM, April 2, 2025 13

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Contact Information Corporate Robert Long, Interim CEO & CFO Suzanne Yeates, Secretary Scott Espenshade, Investor Relations NOVONIX Limited (ASX:NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane, QLD 4000 Australia Investor Relations: IR@novonixgroup.com Media Relations: media@novonixgroup.com This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman. Operations 1029 West 19th Street Chattanooga, Tennessee USA, 37408 353 Corporate Place Chattanooga, Tennessee USA, 37419 177 Bluewater Road Bedford, Nova Scotia Canada, B4B 1H1 110 Simmonds Drive Dartmouth, Nova Scotia Canada, B3B 1N9 NOVONIX TM ASX: NVX | Nasdaq: NVX AGM, April 2, 2025 15